Filed by Oasis Petroleum Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Whiting Petroleum Corporation
Commission File No.: 001-31899

Email to Oasis Employees

Whiting and Oasis Teams,

Consistent with our commitment to provide regular and transparent communications, we are writing with additional updates on the integration planning process.

Progress and timeline

Since our last communication, we have made the necessary filings with the Federal Trade Commission (FTC) and Antitrust Division of the Department of Justice (DOJ) under the HSR Act. This is part of the regulatory approval process related to our pending transaction.

We selected Boston Consulting Group (BCG) to be our external advisor on integration. BCG brings tremendous integration experience. They will work closely with the internal integration teams over the coming weeks and months.

The integration is expected to take approximately three to four months and is composed of three phases: Setup, Design & Planning, and Execution. The merger is expected to close in the second half of 2022.
Guiding principles for integration

To kick off the Setup phase of our integration planning, we have established guiding principles for our integration. All integration decisions will be guided by the following principles: Execution Certainty, Value Capture, and Organization, People, & Culture. Our integration team will anchor decisions in these guiding principles, and they will also be important cultural elements of our new company. There are a number of components to each of these principles, which we encourage you to read here.

At their core, these integration principles recognize the talent and operational excellence of both companies and seek to ensure that as we bring our companies together, we will maintain the strengths of each company.

Reminders
•Send us company name ideas by Friday! Thank you to everyone who has already submitted ideas for our new company name. If you have an idea you have not yet shared, send it to NewName@whiting.com (Whiting employees) or NewName@oasispetroleum.com (Oasis employees) by Friday close of business.

•We are working to get answers to your merger and integration questions. Please know that we have read the questions that you have submitted and are working to get you answers. We are still early in this process and many decisions have not yet been made. We intend to include Q&As in future integration planning updates. In the meantime, you can continue to submit questions to MergerQuestions@oasispetroleum.com (Oasis employees) and MergerQuestions@whiting.com (Whiting employees).

•Business As Usual: Until the close of the transaction, we are operating as separate companies. Please stay focused on executing safely and with integrity. For legal reasons, we want to remind you not to comment on social media about the transaction and to refrain from connecting with our future colleagues at the other company unless you are directed to do so in connection with the integration planning process.

Thank you for your continued hard work and dedication to working safely.

Sincerely,
Lynn Peterson and Danny Brown

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, integration of the operations of Whiting and Oasis and the outcome of such integration efforts, anticipated levels of free cash flow and debt, shareholder returns (including the payment of future dividends), future opportunities for the combined company, statements regarding the payment of bonuses, change of control benefits and severance benefits, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the "Investor Relations" tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the "Investor Relations" tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Guiding principles for the Integration process

Execution Certainty

- Use agile decision-making to maintain pace - select an 80% solution that is 100% executable
- Retain critical talent across both companies during integration for a smooth transition
- Trust the integration process, while ensuring it is fit for purpose

Value Capture

- Incorporate best practices from each company to ensure a competitive & innovative entity
- Position combined entity to benefit from enhanced scale and to deliver operational synergies
- "New company, new organization" positioned to sustainably deliver

Organization, Talent, & Culture

- Ensure early alignment on organization design to facilitate new leader participation in integration d and a smooth Day 1 launch
- Facilitate a fair talent process respectful of the employees of both companies - great assets can only be maximized by having great people
- Commit to consistent and frequent open communication as we bring our companies together
- Foster a culture that honors work-life balance and rewards performance
- Be honest, kind and respectful
- Try not to offend, and try harder not to be offended
- Remain focused on what you can control, do it safely and with integrity

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Copyright © 2021 by Boston Consulting Group. All rights reserved.

OASIS COMPENSATION BENEFITS COMMUNICATION – PART 2
The purpose of this communication is to provide answers in Q&A format to questions that we have received related to compensation and the proposed merger of Whiting and Oasis. As we mentioned in the Joint Integration Update Letter issued on March 17, 2022, we will continue to share updates on the integration process and address questions that we receive. If you have questions that have not yet been addressed, please send them to mergerquestions@oasispetroleum.com. Please keep in mind that we are still early in this process, and many decisions have not yet been made. We will answer any questions that we can as they arise and will keep any questions that we don’t have an answer to yet in mind for later in the process.
The following Q&A is intended for discussion purposes only and is qualified by reference to the full terms and conditions described in the applicable arrangements or the merger agreement or other documentation governing the proposed merger, as applicable.
COMPENSATION Q&A
Q:    The 2021 CIC Plan references another plan in its description of what the term “Change in Control” means, can we get that information as well?
A:    Yes. The “Change in Control” or “CIC” definition is found in the Company’s 2020 Long Term Incentive Plan (LTIP), which is linked to your Fidelity account, and we have also added the LTIP to the HR portal. PLEASE NOTE, both Whiting and Oasis have agreed in the merger agreement governing the proposed merger that the transaction will be deemed to constitute a CIC under each company’s benefits plans. As a result, the transaction will constitute a CIC under the 2021 CIC Plan (as well as the other benefit plans maintained by Oasis, as applicable).
Q:    How can an employee determine if they are covered by the 2012 CIC Plan or the 2021 CIC plan?
A:    If you joined the Company after Oasis’s emergence from bankruptcy (on November 19, 2020), then you are covered by the 2021 CIC Plan. If you received an equity grant in the first quarter of 2021, you are also covered by the 2021 CIC Plan. If you were an employee at Oasis’s emergence from bankruptcy (on November 19, 2020) and received your most recent equity grant in the fourth quarter of 2021, then you are under the 2012 CIC Plan.
The Company’s emergence from bankruptcy constituted a CIC under the 2012 CIC Plan, which entitled employees to a two-year protection period of enhanced post-CIC termination benefits (through November 19, 2022) under the 2012 CIC Plan. So, employees who were with the Company as of emergence are currently under the 2012 CIC Plan, with the exception of employees who received equity in the first quarter of 2021.
Those employees agreed, in connection with the receipt of their equity awards, to participate in the 2021 CIC Plan in lieu of participation in, or receipt of benefits under, the 2012 CIC Plan.
All employees who joined the Company after emergence are participants in the 2021 CIC Plan.
A technical nuance does exist with respect to when participants in the 2012 CIC Plan will cease to be eligible under the 2012 CIC Plan and thereafter become participants in the 2021 CIC Plan. Currently, 2012 CIC Plan participants will cease to be eligible under the 2012 CIC Plan and will become eligible under the 2021 CIC Plan after November 19, 2022 (the date that is two years after the emergence CIC).

However, if another CIC occurs (which would include the closing of the proposed merger with Whiting) before July 28, 2022, the 2012 CIC Plan will extend for another two years from the date of that additional CIC, and participants under the 2012 CIC Plan will move to the 2021 CIC Plan upon completion of that two-year period. (The July 28, 2022 is significant because it is one year after the Oasis board of directors acted to terminate the 2012 CIC Plan, intended to be effective as of November 19, 2022. In short, a new CIC that occurs within one year of that board action will extend the duration of the 2012 CIC Plan for two years.)

Decisions regarding these items have not yet been made, so we have logged these questions and will return to them when there is an update to share. We appreciate our employees’ interest and feedback, and we are committed to providing updates throughout this process.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, integration of the operations of Whiting and Oasis and the outcome of such integration efforts, anticipated levels of free cash flow and debt, shareholder returns (including the payment of future dividends), future opportunities for the combined company, statements regarding the payment of bonuses, change of control benefits and severance benefits, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the "Investor Relations" tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the "Investor Relations" tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.